September 30, 2019

Zheng Wang
Chief Executive Officer
Molecular Data Inc.
5/F, Building 12, 1001 North Qinzhou Road, Xuhui District
Shanghai 201109
People's Republic of China

       Re: Molecular Data Inc.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 10, 2019
           CIK No. 0001758736

Dear Mr. Wang:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our reference to prior comments are to comments in our
August 23, 2019 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 94

1. Your revised disclosures in response to prior comment 1 indicates that you believe that your current cash and cash equivalents, your anticipated cash flows from operations, and potential debt and equity financing will be sufficient to meet your anticipated working capital requirements and capital expenditures for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to any potential
 Zheng Wang
Molecular Data Inc.
September 30, 2019
Page 2
      debt and equity financing. In addition, tell us in detail how you evaluated whether there were conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern consistent with the guidance in ASC 205-40-
      50. Revise your filing to provide the information required by ASC 205-40-50-12 through
      50-14, as necessary.
       You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Barbara Jacobs, Assistant Director, at
(202) 551-3735
with any other questions.



                                                           Sincerely,
FirstName LastNameZheng Wang
                                                           Division of
Corporation Finance
Comapany NameMolecular Data Inc.
                                                           CF Office of
Technology
September 30, 2019 Page 2
cc:       Julie Gao
FirstName LastName